September 20, 2024

Michael Prevoznik
Chief Financial Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20910

       Re: BTCS Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40792
Dear Michael Prevoznik:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Michael Prevoznik